Exhibit 99.14

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

WATERTON NEVADA SPLITTER, LLC

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WATERTON NEVADA SPLITTER II, LLC

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PREMIER GOLD MINES USA, INC.

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PREMIER GOLD MINES LIMITED

August 10, 2020

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION		2
1.1	Defined Terms	2
1.2	Rules of Construction	10
1.3	Entire Agreement	11
1.4	Time of Essence	11
1.5	Governing Law and Submission to Jurisdiction	11
1.6	Severability	11
1.7	Knowledge	12
1.8	Schedules	12
ARTICLE 2
PURCHASE AND SALE		12
2.1	Purchase and Sale of the Membership Interests	12
2.2	Purchase Price	13
2.3	Issuance of Payment Shares	13
2.4	Withholding Taxes.	13
ARTICLE 3
CLOSING		14
3.1	Closing	14
3.2	Closing Deliveries by the Sellers	14
3.3	Closing Deliveries by the Purchaser	14
3.4	Conditions of Closing in Favour of the Purchaser	15
3.5	Conditions of Closing in Favour of the Sellers	15
3.6	Actions to Satisfy Closing Conditions	16
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE SELLERS		17
4.1	Organization and Qualification of the Company	17
4.2	Status of the Sellers and Right to Sell	17
4.3	Due Authorization and Enforceability	17
4.4	Absence of Conflicts	17
4.5	Regulatory Approvals	18
4.6	Capitalization	18
4.7	Subsidiaries	18
4.8	Absence of Certain Changes or Events	18
4.9	Liabilities	18
4.10	Litigation	19
4.11	Properties and Mineral Rights	19
4.12	Moveable Assets	21
4.13	Reclamation Bonds	21
4.14	Employees	22
4.15	Taxes	22
4.16	Environmental	23
4.17	Brokers	24
4.18	Financial Statements	25

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4.19	Investment Representations	25
4.20	Material Contracts	27
4.21	Employee Benefits	27
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES		28
5.1	Organization and Qualification	28
5.2	Due Authorization and Enforceability	28
5.3	Absence of Conflicts	28
5.4	Regulatory Approvals	29
5.5	Capitalization	29
5.6	Shareholder and Similar Agreements	30
5.7	Public Documents	30
5.8	Securities Law Matters	30
5.9	Absence of Certain Changes of Events	31
5.10	Financial Statements	31
5.11	Absence of Undisclosed Liabilities	32
5.12	Compliance with Laws	32
5.13	Litigation	32
5.14	Insolvency	32
ARTICLE 6
COVENANTS		32
6.1	Conduct Prior to Closing	32
6.2	Access	33
6.3	Confidentiality	33
6.4	Exclusivity	35
6.5	Company’s Books and Records	35
6.6	Material Adverse Effect	35
6.7	Tax Matters	36
6.8	Listing Approval	38
6.9	Assistance with Financial Statements and Technical Report	39
6.10	Registration Rights	39
6.11	Non-Public Information	41
6.12	Reclamation Bonds	41
6.13	Premier Guarantee	41
6.14	Compliance with Applicable Securities Laws	42
ARTICLE 7
TERMINATION		42
7.1	Termination Rights	42
7.2	Termination Payment	43
7.3	Termination Procedure	44
ARTICLE 8
MISCELLANEOUS		45
8.1	Survival	45

8.2	Notices	45
8.3	Amendments and Waivers	46
8.4	Assignment	46
8.5	Successors and Assigns	46
8.6	Expenses	46
8.7	Further Assurances	46
8.8	Counterparts	46

THIS AGREEMENT made the 10th day of August, 2020,

BETWEEN:

WATERTON NEVADA SPLITTER, LLC,

a limited liability company existing under the laws of the State of Nevada,

(hereinafter referred to as “Waterton Splitter”),

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WATERTON NEVADA SPLITTER II, LLC,

a limited liability company existing under the laws of the State of Nevada,

(hereinafter referred to as “Waterton Splitter II” and, together with Waterton Splitter, the “Sellers”),

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PREMIER GOLD MINES USA, INC.

a corporation existing under the laws of the State of Delaware,

(hereinafter referred to as the “Purchaser”),

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PREMIER GOLD MINES LIMITED,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “Premier”).

WHEREAS the Sellers wish to sell to the Purchaser and the Purchaser wishes to purchase from the Sellers all of the Sellers’ respective membership interests of Osgood Mining Company, LLC (the “Company”), a Nevada limited liability company, on the terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“363 Order” means the Order of the United States Bankruptcy Court for the District of Colorado, Case No. 15-22848 JGR, in respect of Atna Resources Inc., et al. dated

May 10, 2016 approving the sale of certain assets, as more particularly set forth therein, and including the Waterton Asset Purchase Agreement (as defined therein) attached thereto and all schedules, appendixes, exhibits and attachments thereto;

“Affiliate” has the following meaning: an entity (the “first entity”) is the Affiliate of another entity (the “second entity”) where the second entity controls the first entity, or the first entity controls the second entity or both entities are controlled by the same Person or entity. For purposes of this definition, “control” is the power whether by contract or ownership of equity interests to select a majority of the board of directors or other supervisory management authority of an entity, whether directly or indirectly through a chain of entities that are “controlled” within the foregoing meaning;

“Allocation” has the meaning set out in Section 6.7(a)(ii);

“Applicable Securities Laws” means the securities legislation in (a) the United States, including the U.S. Securities Act, and (b) each province of Canada, including all rules, regulations, published policy statements and blanket orders thereunder or issued by one or more of the Canadian Securities Regulatory Authorities;

“Authorization” means, with respect to any Person, any order, permit, approval, decree, consent, waiver, licence, certificate, registration or similar authorization of any Governmental Body having jurisdiction over such Person;

“Barrick ROFR” means the right of first refusal in favour of Pinson Mining Company pursuant to section 6.20 of the Barrick ROFR Agreement;

“Barrick ROFR Agreement” means the asset purchase and sale agreement dated August 10, 2011 among Atna Resources Ltd., Atna Resources Inc. and Pinson Mining Company;

“Benefit Plan” has the meaning set out in Section 4.21(a);

“Books and Records” means the Financial Records and all other books, records, files and papers of a Person, including drawings, engineering information, manuals and data, research and development records, mining, geological, metallurgical and environmental reports, lists of present and former suppliers and the minute and share certificate books of a Person and all records, data and information stored electronically, digitally or on computer-related media;

“Business Day” means any day, other than a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of Nevada, on which commercial banks in Toronto, Ontario and Reno, Nevada are open for business;

“Canadian Securities Regulatory Authorities” means, collectively, the securities regulatory authorities in each province of Canada;

“Claim” means any litigation, action, suit, appeal, claim, application, order, proceeding, complaint, grievance, arbitration, appeal, hearing, alternative dispute resolution process or other legal proceeding;

“Closing” means the closing of the transactions contemplated hereby;

“Closing Date” means the earliest of (a) the date that is five Business Days after the date on which the last of the conditions set forth in Sections 3.4 and 3.5 (excluding conditions that, by their terms, cannot be satisfied until the date of Closing, but subject to the satisfaction or waiver of those conditions as of the Closing) is satisfied or waived,

(b) the Outside Date and (c) such other date as the Sellers and the Purchaser may mutually agree;

“Closing Date Payment” has the meaning set out in Section 2.2(a)(i);

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Company” has the meaning set out in the recitals to this Agreement;

“Company Assets” means all assets owned by the Company, including the Pinson Mine Properties;

“Company Interests” means all of the outstanding membership interests of the Company;

“Company Material Adverse Effect” means any event, change or effect that, when taken individually or together with all other adverse effects, will or would be reasonably likely to have a materially adverse effect on the business, affairs, capitalization, assets, liabilities, results of operations or condition (financial or otherwise) of the Company; provided, however, that effects relating to:

(a)	changes in general political, regulatory, financial or economic conditions and changes affecting generally the industries and markets in which the Company conducts business;

(b)	any fluctuation in interest rates, Canadian and U.S. currency exchange rates;

(c)	any fluctuation in commodity prices, including the price of gold;

(d)	any natural disaster;

(e)	the fact of the pendency of the transactions contemplated by this Agreement and the identity of the Purchaser;

(f)	the adoption or proposed implementation of, or changes in, applicable Laws;

(g)	any act of terrorism or any outbreak of hostilities, military action or war, riot, protest or similar social disturbance or any escalation or worsening thereof; and

(h)	any general outbreaks of sickness or pandemics, including any event, change or effect relating to or caused by the COVID-19 pandemic,

are not Company Material Adverse Effects and are not to be taken into account in determining whether a Company Material Adverse Effect has occurred, provided that in the case of (a), (b), (d) and (f) through (h) above such changes or developments do not disproportionately affect the Company;

“Company Mineral Rights” has the meaning set out in Section 4.11(a);

“Company Properties” has the meaning set out in Section 4.11(a);

“Confidential Information” has the meaning set out in Section 6.3(b);

“Contract” means any written agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment;

“CVR” means a contingent value right to be issued to each Seller, substantially in the form attached hereto as Schedule 1.1(a);

“Disclosing Party” has the meaning set out in Section 6.3(b);

“Encumbrance” means any pledge, lien (statutory or otherwise), charge, security interest, sublicense (in respect of real property), sublease (in respect of real property), title retention agreement, option, privilege, right of first refusal or first offer, royalty, interest in the production or profits from any asset, back-in rights, earn-in rights, mortgage, hypothec, right or restriction, or other similar interest or instrument charging, or creating a security interest in, or against title, easement, servitude or right-of-way (registered or unregistered), whether contingent or absolute, which affects, by way of conflicting ownership interest or otherwise, the right, title or interest in any the assets of a Person and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Laws” means all applicable Laws imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of Hazardous Substances or activities in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, vegetation or endangered or threatened species); or (b) the use, generation, disposal, reclamation, remediation, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

“Environmental Permits” means all Authorizations required under Environmental Laws;

“ERISA Affiliate” has the meaning set out in Section 4.21(a);

“Financial Records” means all of the books of account, financial and accounting information and records, Tax returns and records and other financial data and information of a Person;

“Governmental Body” means any domestic or foreign (a) federal, provincial, state, municipal, local or other government, (b) any governmental or quasi-governmental authority of any nature, including any governmental ministry, agency, branch, department, court, commission, board, tribunal, bureau or instrumentality or (c) any body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, that may impair the natural environment, injure or damage property or plant or animal life or harm or impair the health of any individual, and includes tailings, waste rock, hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“IFRS” means International Financial Reporting Standards;

“Information” means all information (whether oral or in writing, or stored in computerized, electronic, disk or other form) provided by a party, its Affiliates and their respective Representatives, and all analyses, compilations, data, studies or other documents or records prepared by a party or its Representatives containing or based, in whole or in part, upon any such provided information or derived from access provided by a party, its Affiliates and their respective Representatives, and each item thereof, whether obtained before or after the date of this Agreement;

“Interim Period” means the period from the date hereof and continuing until the earlier of the termination of this Agreement and the Closing;

“Laws” means, in respect of any Person, property, transaction or event, any and all applicable (a) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations, by-laws and (b) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Body;

“Legend Removal Date” has the meaning set forth in Section 6.10(b);

“List” means the United States Environmental Protection Agency’s National Priorities List (NPL) of Hazardous Substance Sites or CERCLA Information System (CERCLIS), or any similar lists of environmental sites maintained by a state or local Governmental Body;

“Losses” means, in respect of any matter, all Claims, demands, losses, damages, liabilities, deficiencies, fines, costs and expenses (including all legal and other professional fees and disbursements, interest, assessments, penalties and amounts paid in settlement) and judgments arising directly or indirectly as a consequence of such matter;

“Material Contracts” has the meaning set out in Section 4.20;

“NYSE American” means the NYSE American LLC;

“Obligated Party” has the meaning set out in Section 7.3(b)(i);

“Offering Price” means the Canadian or U.S. dollar price at which the Purchaser Shares are offered in a capital raising transaction pursuant to a public offering or private placement, subject to applicable hold periods and transfer restrictions, of Purchaser Shares to occur concurrently with the Spin-Out;

“Order” means any order, injunction, judgment, administrative complaint, decree, ruling, award, assessment, direction, instruction, penalty or sanction issued, filed or imposed by any Governmental Body or arbitrator;

“Ordinary Course” means any transaction that constitutes an ordinary day-to-day business activity of a Person in accordance with, and materially consistent with, its past business practices;

“Outside Date” means November 30, 2020;

“Payment Shares” has the meaning set out in Section 2.3;

“Permitted Encumbrances” means:

(a)	undetermined or inchoate Encumbrances and charges incidental to construction, maintenance or operations or otherwise relating to the ordinary course of business which have not, as of the Closing Date, been filed pursuant to applicable Law;

(b)	Encumbrances for taxes and assessments not at the time overdue, Encumbrances securing worker’s compensation assessments and Encumbrances for specified taxes and assessments which are overdue (and which have been disclosed to the other parties to this Agreement) but the validity of which is being contested at the time in good faith, if the Person shall have made on its books provision reasonably deemed by it to be adequate therefor;

(c)	cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure worker’s compensation, unemployment insurance, surety or appeal bonds, costs of litigation, when required by applicable Law, public and statutory obligations;

(d)	Encumbrances or claims incidental to current construction carried out in the ordinary course of business, and mechanics’, materialmen’s, warehousemen’s, workers’, carriers’ and other similar Encumbrances arising or incurred in the ordinary course of business and for amounts not yet delinquent, or if delinquent, being contested in good faith by appropriate actions;

(e)	all rights reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant or permit held by it or by any statutory provision to terminate any such lease, licence, franchise, grant or permit or to require annual or periodic payments as a condition of the continuance thereof or to distrain against or to obtain an Encumbrance on any of its property or assets in the event of failure to make such annual or other periodic payments; and

(f)	all “Permitted Encumbrances” as defined in the 363 Order and all Encumbrances described in the Title Report;

“Person” means any individual, corporation, legal person, partnership, firm, joint venture, syndicate, association, trust, trustee, limited liability company, unincorporated organization, trust company, Governmental Body or any other form of entity or organization;

“Pinson Mine Properties” means the properties listed on Schedule 1.1(b);

“Premier” has the meaning set out in the recitals to this Agreement;

“Premier Material Adverse Effect” means any event, change or effect that, when taken individually or together with all other adverse effects, will or would be reasonably likely to have a materially adverse effect on the business, affairs, capitalization, assets, liabilities, results of operations or condition (financial or otherwise) of Premier and its subsidiaries (including, for certainty, the Purchaser) (collectively, the “Premier Group”), taken as a whole; provided, however, that effects relating to:

(a)	the Spin-Out;

(b)	changes in general political, regulatory, financial or economic conditions and changes affecting generally the industries and markets in which the Premier Group conducts business;

(c)	any fluctuation in interest rates, Canadian and U.S. currency exchange rates;

(d)	any fluctuation in commodity prices, including the price of gold;

(e)	any natural disaster;

(f)	the fact of the pendency of the transactions contemplated by this Agreement and the identity of any Seller or the Company;

(g)	the adoption or proposed implementation of, or changes in, applicable Laws;

(h)	any act of terrorism or any outbreak of hostilities, military action or war, riot, protest or similar social disturbance or any escalation or worsening thereof; and

(i)	any general outbreaks of sickness or pandemics, including any event, change or effect relating to or caused by the COVID-19 pandemic,

are not Premier Material Adverse Effects and are not to be taken into account in determining whether a Premier Material Adverse Effect has occurred, provided that in the case of (a), (b), (d) and (f) through (g) above such changes or developments do not disproportionately affect the Premier Group;

“Premier Public Documents” means all forms, reports, schedules, statements and other documents filed by Premier on The System for Electronic Document Analysis and Retrieval (SEDAR) pursuant to National Instrument 51-102 - Continuous Disclosure Obligations under Applicable Securities Laws, and including all news releases, financial statements, management’s discussion and analysis, material change reports, information circulars and other continuous disclosure documents since January 1, 2018;

“Premier Shares” means common shares in the capital of Premier;

“Purchase Price” has the meaning set out in Section 2.2(a);

“Purchaser” has the meaning set out in the recitals to this Agreement;

“Purchaser Parties” means, collectively, the Purchaser and Premier;

“Purchaser Shares” means the shares of common stock of Purchaser following completion of the Spin-Out and whose common stock will be listed on the TSX, the TSX- V and/or the NYSE American;

“Receiving Party” has the meaning set out in Section 6.3(b);

“Reclamation Bonds” has the meaning set out in Section 4.13;

“Registrable Shares” has the meaning set forth in Section 6.10(a);

“Registration Expiration Date” has the meaning set forth in Section 6.10(a);

“Registration Statement” has the meaning set forth in Section 6.10(a);

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Replacement Bonds” has the meaning set forth in Section 6.12(a);

“Representative” means, with respect to any Person, such Person’s and such Person’s Affiliates’ officers, directors, managers, employees, agents, representatives and financing sources (including any investment banker, financial advisor, accountant, legal counsel, agent, representative or expert retained by or acting on behalf of such Person or its Affiliates);

“Rule 144” has the meaning set forth in Section 6.10(a);

“SEC” has the meaning set forth in Section 6.10(a);

“Sellers” has the meaning set out in the recitals to this Agreement;

“Spin-Out” means the potential transaction whereby Premier spins off Purchaser by distributing all or a substantial portion of Purchaser’s stock to Premier’s shareholders pursuant to a statutory plan of arrangement under Section 182 of the Business Corporation Act (Ontario) and Section 3(a)(10) of the U.S. Securities Act, and the listing of Purchaser’s common stock on the TSX, the TSX-V and/or the NYSE American;

“Straddle Period” has the meaning set forth in Section 6.7(c)(ii);

“Straddle Tax Returns” has the meaning set forth in Section 6.7(c)(ii);

“Tax Authority” means the United States Internal Revenue Service, Canada Revenue Agency and any other national, state, local, provincial, territorial or other Governmental Body responsible for the administration, implementation, assessment, determination, enforcement, compliance, collection or other imposition of any Taxes;

“Tax Notice” has the meaning set forth in Section 6.7(d)(i);

“Tax Returns” means any and all returns, reports, information, rebates or credits, elections, designations, schedules, filings or other documents (including any related or supporting information) relating to Taxes filed or required to be filed by any Tax Authority or pursuant to any applicable Law relating to Taxes or in fact filed with any Tax Authority;

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind imposed by any Tax Authority, including all interest, penalties, fines or additions to tax imposed by any Governmental Body in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, net proceeds, severance, mineral, business, commerce, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes and all employment insurance, health insurance and Canada pension plan premiums or contributions;

“Terminating Party” has the meaning set out in Section 7.3(b);

“Termination Fee Event” has the meaning set out in Section 7.2(a);

“Termination Payment” has the meaning set out in Section 7.2(a);

“Time of Closing” means 10:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as the Sellers and the Purchaser may agree;

“Title Report” means the title report update dated November 19, 2019 in respect of the Pinson Mine Properties delivered by Parr Brown Gee & Loveless to the Company;

“Transfer Agent” means the transfer agent of the Purchaser with respect to the Purchaser Shares, and any successor transfer agent of the Purchaser;

“TSX” means the Toronto Stock Exchange;

“TSX-V” means the TSX Venture Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. GAAP” means United States generally accepted accounting principles;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant” means a warrant to be issued to each Seller, substantially in the form attached hereto as Schedule 1.1(c), provided that if the Warrant is issued by the Purchaser it shall (a) incorporate the applicable language indicated in Schedule 1.1(c) including the “blocker” provisions and (b) be modified, to the extent reasonably necessary, to comply with Applicable Securities Laws and the stock exchange requirements of the NYSE American and the TSX or TSX-V, as applicable, provided that the parties shall agree to all such modifications prior to their being made, each acting reasonably;

“Warrant Shares” means the Purchaser Shares or the Premier Shares, as applicable, issuable upon the exercise of the Warrants;

“Waterton Splitter” has the meaning set out in the recitals to this Agreement; and

“Waterton Splitter II” has the meaning set out in the recitals to this Agreement.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean including without limitation;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time;

(h)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(i)	unless otherwise specified, all dollar amounts refer to United States dollars;

(j)	any time period within which a payment is to be made or other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)	whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day.

1.3	Entire Agreement

This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, including the letter agreement dated June 23, 2020 among Premier and Waterton Global Resource Management. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein.

1.4	Time of Essence

Time shall be of the essence of this Agreement.

1.5	Governing Law and Submission to Jurisdiction

(a)       This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

(b)       Each of the parties irrevocably and unconditionally (i) submits to the non- exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner materially adverse to a party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.7	Knowledge

References in this Agreement to the knowledge of the Sellers means the actual knowledge of Jack McMahon, without any duty of inquiry.

1.8	Schedules

The following Schedules are attached to and form part of this Agreement:

Schedule 1.1(a)	-	Form of CVR
Schedule 1.1(b)	-	Pinson Mine Properties
Schedule 1.1(c)	-	Form of Warrant
Scheduel 3.4(d)	-	Authorizations, Approvals and Consents
Schedule 4.4	-	Absence of Conflicts
Schedule 4.6	-	Capitalization
Schedule 4.8	-	Absence of Certain Changes or Events
Schedule 4.9	-	Liabilities
Schedule 4.11(a)	-	Properties
Schedule 4.11(b)(i)	-	Company Mineral Rights
Schedule 4.11(b)(ii)	-	Company Mineral Rights Compliance
Schedule 4.11(c)	-	Other Rights
Schedule 4.11(e)	-	Other Interests
Schedule 4.12	-	Moveable Assets
Schedule 4.13	-	Reclamation Bonds
Schedule 4.15	-	Taxes
Schedule 4.16(a)	-	Environmental Permits
Schedule 4.18	-	Liabilities
Schedule 4.20	-	Material Contracts

ARTICLE 2
PURCHASE AND SALE

2.1	Purchase and Sale of the Membership Interests

Subject to the terms and conditions of this Agreement, at the Time of Closing each Seller shall sell, assign and transfer to the Purchaser and the Purchaser shall purchase from each Seller all, but not less than all, of such Seller’s Company Interests free and clear of all Encumbrances other than the Barrick ROFR.

2.2	Purchase Price

(a)       The aggregate purchase price (the “Purchase Price”) payable by the Purchaser to the Sellers for the Company Interests shall be comprised of:

(i)	$23,000,000 (the “Closing Date Payment”); plus

(ii)	the Payment Shares; plus

(iii)	the Warrants, to be issued by either the Purchaser, if the Spin-Out has been completed by the Time of Closing, or Premier, if the Spin-Out has not been completed by the Time of Closing; plus

(iv)	the CVRs.

(b)       The Purchase Price shall be satisfied by (i) payment by the Purchaser of the Closing Date Payment at the Time of Closing (subject to any applicable withholding taxes) by wire transfer of immediately available funds to an account designated by the Sellers to the Purchaser in writing at least two Business Days prior to the Closing Date, (ii) issuance of the Payment Shares in accordance with Section 2.3, (iii) issuance and delivery of the Warrants at the Time of Closing and (iv) delivery of the CVRs at the Time of Closing.

2.3	Issuance of Payment Shares

At the Time of Closing:

(a)	if the Spin-Out has been completed by the Time of Closing, that number of Purchaser Shares that is equal to $27,000,000 divided by the United States dollar Offering Price (or, if the Offering Price is in Canadian dollars, the United States dollar equivalent based on the Bank of Canada daily exchange rate for the conversion of Canadian dollars to United States dollars on the Business Day immediately preceding the Closing Date) shall be issued to the Sellers in equal allotments of $13,500,000 to each Seller; or

(b)	if the Spin-Out has not been completed by the Time of Closing, 13,777,098 Premier Shares shall be issued to the Sellers in allotments of 6,888,549 Premier Shares to each Seller,

(such shares delivered pursuant to (a) or (b), collectively, the “Payment Shares”).

2.4	Withholding Taxes.

Notwithstanding any provision in this Agreement to the contrary, if the Sellers delivered the certificates described in Section 6.7(f) to the Purchaser, then any and all payments to the Sellers of the Purchase Price pursuant to this Agreement shall be made free and clear of any deduction or withholding, or offset therefrom.

ARTICLE 3
CLOSING

3.1	Closing

Subject to compliance with the terms and conditions hereof, the Closing, including the transfer of the Company Interests, shall be deemed to take effect as at the Time of Closing. The Closing shall take place electronically. Unless otherwise agreed, all closing transactions shall be deemed to have occurred simultaneously.

3.2	Closing Deliveries by the Sellers

At the Closing, the Sellers shall deliver or cause to be delivered to the Purchaser:

(a)	a certificate of an officer of each Seller, dated the Closing Date, representing and certifying that the conditions set forth in Sections 3.4(a) and (b) have been fulfilled;

(b)	assignments or other instruments of transfer duly endorsed in blank, or accompanied by share powers or other instruments of transfer duly executed in blank, and otherwise in form and substance satisfactory to the Purchaser, acting reasonably, for transfer of the Company Interests to the Purchaser;

(c)	a written resignation and general release from each of the officers and managers of the Company, such resignations to be effective at the Time of Closing;

(d)	a completed and signed IRS Form W-9 and FIRPTA Certificate (as required by Section 6.7(f)) for each Seller;

(e)	such other certificates, instruments of conveyance and documents required by this Agreement or as may reasonably be requested by the Purchaser to complete the transactions provided for in this Agreement, and to carry out the intent and purposes of this Agreement, duly executed by the Sellers; and

(f)	the Books and Records of the Company in the possession of the Sellers.

3.3	Closing Deliveries by the Purchaser

At the Closing, the Purchaser shall deliver or cause to be delivered to the Sellers:

(a)	a certificate of an officer of each Purchaser Party, dated the Closing Date, representing and certifying that the conditions set forth in Sections 3.5(a) and (b) have been fulfilled;

(b)	the Closing Date Payment, certificates representing the Payment Shares, the Warrants and the CVRs, in accordance with Section 2.2(a); and

(c)	such other certificates, instruments of conveyance and documents required by this Agreement or as may reasonably be requested by the Sellers to complete the transactions provided for in this Agreement and to carry out the intent and purposes of this Agreement, duly executed by the Purchaser.

3.4	Conditions of Closing in Favour of the Purchaser

The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment as of the Closing Date of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, the Purchaser:

(a)	all representations and warranties of the Sellers contained in this Agreement shall be deemed to have been made again at and as of the Closing Date, and shall then be true and correct in all material respects or, in the case of any representations and warranties qualified by materiality or Company Material Adverse Effect, in all respects (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct, or true and correct in all material respects, as applicable, on and as of such earlier date);

(b)	the Sellers shall have performed and complied in all material respects with all material covenants and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and all deliveries contemplated by Section 3.2 shall have been tabled;

(c)	no preliminary or permanent injunction or other Order, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Body, which restrains, enjoins, prohibits, or otherwise makes illegal the consummation by the Purchaser of the transactions contemplated hereby, shall be in effect;

(d)	all authorizations, approvals and consents described on Schedule 3.4(d) shall have been obtained; and

(e)	completion of the Spin-Out (including, for certainty, the listing of the Purchaser Shares on the TSX, the TSX-V and/or the NYSE American), provided that completion of the Spin-Out shall cease to be a condition to closing under this Section 3.4 on the Outside Date, or at such time that Premier informs the Sellers that the Spin-Out has been abandoned or is expected to be delayed past the Outside Date.

3.5	Conditions of Closing in Favour of the Sellers

The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment as of the Closing Date of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, the Sellers:

(a)	all representations and warranties of the Purchaser Parties contained in this Agreement shall be deemed to have been made again at and as of the Closing Date, and shall then be true and correct in all material respects or, in the case of any representations and warranties qualified by materiality or Premier Material Adverse Effect, in all respects (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct, or true and correct in all material respects, as applicable, on and as of such earlier date);

(b)	the Purchaser Parties shall have performed and complied in all material respects with all material covenants and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and all deliveries contemplated by Section 3.3 shall have been tabled;

(c)	no preliminary or permanent injunction or other Order, and no statute, rule, regulation, or executive order promulgated or enacted by a Governmental Body, which restrains, enjoins, prohibits, or otherwise makes illegal the consummation by any Seller of the transactions contemplated hereby shall be in effect; and

(d)	completion of the Spin-Out (including, for certainty, the listing of the Purchaser Shares on the TSX, the TSX-V and/or the NYSE American), provided that completion of the Spin-Out shall cease to be a condition to closing under this Section 3.5 on the Outside Date, or at such time that Premier informs the Sellers that the Spin-Out has been abandoned or is expected to be delayed past the Outside Date.

3.6	Actions to Satisfy Closing Conditions

(a)       The Sellers shall use commercially reasonably efforts to satisfy (or cause the satisfaction of) the conditions set out in this Article 3 which are for the benefit of the Purchaser, to the extent the same is within the control of the Sellers, and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated hereby, including using commercially reasonable efforts to obtain or cooperate with the Purchaser to obtain any and all consents, approvals and waivers of any Person required to consummate the transactions contemplated by this Agreement.

(b)       The Purchaser Parties shall use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions set out in this Article 3 which are for the benefit of the Sellers, to the extent the same is within the control of the Purchaser Parties, and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated hereby, including using commercially reasonable efforts to obtain or cooperate with the Sellers to obtain any and all consents, approvals and waivers of any Person required to consummate the transactions contemplated by this Agreement.

(c)       Except as otherwise contemplated by this Agreement, each party shall, at its own expense, cooperate as necessary or in such manner as the other parties may reasonably request in the making of all necessary filings and applications required in order to obtain any consents and make any necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers jointly and severally represent and warrant to the Purchaser Parties as follows and acknowledge that the Purchaser Parties are relying on such representations and warranties in connection with the transactions contemplated by this Agreement:

4.1	Organization and Qualification of the Company

The Company is a limited liability company duly formed and validly existing under the laws of the State of Nevada and has all necessary limited liability company power, authority and capacity to own its assets and to carry on its business as presently conducted. The Company is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which its assets are located or it conducts business.

4.2	Status of the Sellers and Right to Sell

Each Seller is a limited liability company existing under the laws of the State of Nevada. Each Seller is the sole registered and beneficial owner of the Company Interests to be conveyed by it to the Purchaser, free and clear of all Encumbrances other the Barrick ROFR. Each Seller has the exclusive right to dispose of the Company Interests to be conveyed by it to the Purchaser as provided in this Agreement and such disposition will not violate, contravene, breach or offend against or result in any default under such Seller’s limited liability company agreement or any material Contract, Order, Authorization or applicable Laws to which such Seller is a party or subject or by which such Seller is bound or affected.

4.3	Due Authorization and Enforceability

Each Seller has all necessary limited liability company power, authority and capacity to enter into this Agreement and to carry out its hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action on the part of each Seller and no other corporate proceedings on the part of the Sellers are necessary to authorize this Agreement. This Agreement constitutes a valid and binding obligation of each Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization or other applicable Laws of general application relating to or affecting the enforcement of creditors’ rights generally and (b) general principles of equity. Neither Seller is an insolvent person within the meaning of applicable Law and will not become an insolvent person as a result of the Closing. There is no Order outstanding against or affecting the Sellers which, in any such case, adversely affects or would reasonably be expected to adversely affect the ability of the Sellers to enter into this Agreement or to perform their obligations hereunder.

4.4	Absence of Conflicts

Except as disclosed on Schedule 4.4, the Company is not a party to, bound or affected by or subject to any:

(a)	material Contract;

(b)	charter or by-law; or

(c)	applicable Law or material Authorization;

that would be violated in any material respect, breached in any material respect by, or under which default would occur or a material Encumbrance would, or with notice or the passage of time would, be created, or in respect of which the obligations of the Company will materially increase or the rights or entitlements of the Company will materially decrease or any obligation on the part of the Company to give notice to any Governmental Body will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement.

4.5	Regulatory Approvals

No Order or Authorization of or filing with any Governmental Body is required on the part of any Seller or the Company in connection with the execution and delivery of this Agreement or the performance of any Seller’s obligations under this Agreement.

4.6	Capitalization

Schedule 4.6 sets forth the authorized and issued capital of the Company. At the Time of Closing, the Company Interests will constitute all of the securities or membership interests in the capital of the Company. All of the Company Interests have been duly and validly issued and are outstanding as fully paid and non-assessable membership interests. Other than pursuant to the Barrick ROFR Agreement, no options, warrants, rights of first refusal, pre- emptive rights, subscription rights or other rights to purchase the Company Interests and no securities or obligations convertible into or exchangeable for the Company Interests have been authorized or agreed to be issued or are outstanding.

4.7	Subsidiaries

The Company does not have any subsidiaries and does not hold an interest in any other entity.

4.8	Absence of Certain Changes or Events

Since May 5, 2016, other than the transactions contemplated in this Agreement and other than as disclosed on Schedule 4.8, (a) the Company has not carried on any business other than owning and maintaining the Pinson Mine Properties, negotiating and entering into this Agreement and the transactions contemplated hereby and activities necessarily incidental thereto and (b) there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Company Material Adverse Effect.

4.9	Liabilities

The Company has not incurred any material liabilities or obligations (whether accrued, absolute, contingent or otherwise) which continue to be outstanding, except: (a) all Assumed Liabilities (as defined in the 363 Order), (b) as disclosed on Schedule 4.9 or (c) as incurred in the Ordinary Course.

4.10	Litigation

(a)       There is no material Claim in progress or, to the knowledge of any Seller, pending or threatened against or relating to the Company before any Governmental Body and no Seller has knowledge of any existing ground on which any material Claim might be commenced with any reasonable likelihood of success.

(b)	There is no material Order against the Company.

4.11	Properties and Mineral Rights

(a)       Part 1 of Schedule 4.11(a) sets forth a true and complete legal description of all of the Company’s interests in fee property and water rights (the “Company Properties”) and

(i) with respect to Company Properties owned by the Company (the “Owned Property”), the Company’s interest in such owned Company Properties and (ii) with respect to Company Properties leased by the Company from third parties (the “Leased Property”), the Company’s leasehold interest therein, and the full legal name of the lessor or sublessor, as applicable. Subject in all cases to the information disclosed in the Title Report, and except as set forth in Part 2 of Schedule 4.11(a), to the knowledge of the Sellers: (i) the Company has good and indefeasible title in fee simple to the Owned Property set forth on Schedule 4.11(a), free and clear of all material Encumbrances other than Permitted Encumbrances; (ii) the Company has a valid, binding and enforceable leasehold interest in the Leased Property set forth on

Schedule 4.11(a), free and clear of all material Encumbrances other than Permitted Encumbrances; (iii) there are no tenants or other Persons, other than the Company, in possession of any Leased Property; and (iv) there are no material leases, subleases, Authorizations, Encumbrances or other Contracts granting to any Person or Persons right of use or occupancy of any portion of the Company Properties and none of the leases, subleases, Authorizations, Encumbrances or Contracts set forth in Part 2 of Schedule 4.11(a) have a material adverse impact on any Seller’s ownership of, maintenance of, or right to use the Company Properties. The Company has not received any written communication challenging its title to any Owned Property or alleging that the Company does not have good and indefeasible title in fee simple to any Owned Property. The Company has not received any written communication alleging that the Company does not have a valid, binding and enforceable leasehold interest in any Leased Property.

(b)	Company Mineral Rights.

(i)	Subject in all cases to the information disclosed in the Title Report, Schedule 4.11(b)(i) sets forth a true and complete list of all owned unpatented mining claims (the “Owned Claims”) and leased unpatented mining claims (the “Leased Claims,” and collectively with the Owned Claims, the “Company Mineral Rights”) and identifies in such schedule the Company’s interest therein and, with respect to the Leased Claims, the Contract by which such Leased Claim is leased or subleased. To the knowledge of the Sellers, the Company owns and possesses, subject to the paramount title of the United States and the rights of all co-owners, all of the Owned Claims to the extent of the ownership interest specified in Schedule 4.11(b)(i), in each case free and clear of all material Encumbrances other than Permitted Encumbrances. To the knowledge of the Sellers, the Company has a valid, binding and enforceable leasehold interest in and possesses, subject to the paramount title of the United States, all of the Leased Claims, in each case, free and clear of all material Encumbrances other than Permitted Encumbrances. The Company has not received any written communication alleging that the Company does not have (1) good and marketable title to, and own and possess, any Owned Claim, and (2) a valid, binding and enforceable leasehold interest in any Leased Claim.

(ii)	Except as set forth on Schedule 4.11(b)(ii) and subject in all cases to the information disclosed in the Title Report:

(A)	the Company is not in default, in any material respect, under any documents, agreements and instruments by which the Company claims title to any Company Mineral Rights, and, to the knowledge of the Sellers, there exists no condition or event that, with or without notice or lapse of time or both, would constitute a default under any of such documents, agreements and instruments by the Company;

(B)	all required claim maintenance fees have been paid, during the period of the Company’s ownership or lease of the claims, in the manner required by Law in order to maintain the Company Mineral Rights in good standing through the end of the current assessment year and the Company does not have any liability or obligation to pay any commission, license fee or similar payment to any Person with respect to any Company Mineral Rights; and

(C)	subject to the paramount title of the United States and the rights of all co-owners, no other Person has any material interest in any Company Mineral Rights or the production from any of the underlying properties or mineral deposits (or any right to acquire any such interests) that would affect the interest of the Company in such Company Mineral Rights.

(c)       Subject in all cases to the information disclosed in the Title Report, and except as set forth on Schedule 4.11(c) and in the lease pertaining to the Leased Claims, there are, to the knowledge of the Sellers, no back-in rights, earn-in rights, rights of first refusal or similar provisions that would affect the interest of the Company in the Company Mineral Rights, and the Company has not entered into any net smelter return royalty, overriding royalty, net profit interest, gross proceeds royalty, production payment, streaming transaction, share of mineral production or other similar arrangement or agreement related to the Company Mineral Rights

(d)       The Company’s assets represent all of the assets and property necessary to conduct the ordinary operations and activities of the Company as conducted immediately prior to the date of this Agreement. All material assets, properties and rights used in conducting the Company’s ordinary business activities are held solely by the Company, and all contracts, obligations, expenses and transactions relating to the business conducted by the Company as of the date of this Agreement have been entered into, incurred and conducted only by the Company.

(e)       Except as set forth on Schedule 4.11(e), the Company has never held any interests in real property or unpatented mining claims, other than the Company Properties and the Company Mineral Rights.

(f)       The Company has not received any notice, whether written or oral, from any Governmental Body of any revocation or intention to revoke any interest of the Company in the Company Properties or the Company Mineral Rights.

(g)       Subject to the information disclosed in the Title Report, to the knowledge of the Sellers, none of the Pinson Mine Properties are subject to a partnership, joint venture or other analogous arrangement.

(h)       The Company has not carried out any material exploration activities or operations on the Pinson Mine Properties.

(i)       No event has occurred that would create a right in any person to acquire any right, title or interest in the water rights forming part of the Company Properties other than the rights granted to Pinson Mining Company under the Barrick ROFR Agreement (which rights granted to Pinson Mining Company thereunder have not been triggered).

(j)       No activities have been performed on the Company Properties during the one- year period preceding the date of this Agreement that could potentially give rise to liens (including construction, mechanics’, materialmen’s, warehousemen’s, workers’, carriers’ and other similar liens) in favor of third parties.

(k)       This Section 4.11 contains the sole and exclusive representations and warranties concerning title to the Pinson Mine Properties. Without limiting the generality of the foregoing sentence, and notwithstanding anything else in this Agreement, no representation or warranty (express or implied) is made, and such representations and warranties are instead expressly disclaimed, regarding (i) the existence of any discovery of valuable minerals on any of the unpatented mining claims constituting the Company Mineral Rights, (ii) the condition, potential, usability, marketability, value or validity of the Company Mineral Rights or the Company Properties or any of them and (iii) the paramount title of the United States of America in and to the Company Mineral Rights.

4.12	Moveable Assets

Schedule 4.12 lists, as of the date hereof, each asset, piece of equipment, vehicle and other tangible property and property, other than interests in real property, owned or leased by the Company that, to the knowledge of the Sellers, has a fair market value of at least

$100,000.

4.13	Reclamation Bonds

Schedule 4.13 sets forth a description of all surety instruments, bonds, letters of credit, guarantees and other instruments or arrangements securing or guarantying performance of obligations with respect to the operation, closure, reclamation or remediation of the Pinson Mine Properties (collectively, the “Reclamation Bonds”). No Governmental Body has called on any of the Reclamation Bonds.

4.14	Employees

The Company has no employees. Since May 10, 2016, the Company has been in material compliance with all applicable laws, ordinances and regulations relating to employment and employment practices, including but not limited to those relating to the calculation and payment of wages, equal employment opportunity, affirmative action and other hiring practices, occupational safety and health, workers’ compensation, unemployment, and the payment of taxes.

4.15	Taxes

Except as disclosed on Schedule 4.15:

(a)	The Company has filed or caused to be filed all income Tax Returns and other material Tax Returns required to be filed by it with the appropriate Governmental Body. All such Tax Returns filed were correct and complete in all material respects.

(b)	The Company has paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it whether or not shown on any Tax Return.

(c)	The Company has been classified during its entire existence as a disregarded entity or a U.S. domestic partnership for federal and state Tax purposes, and is currently classified as a U.S. domestic partnership for federal and state Tax purposes and will continue to be classified as a U.S. domestic partnership for such purposes through the Closing.

(d)	There are no ongoing Tax audits, examinations, disputes or claims and no waivers of statutes of limitations have been given or requested with respect to the Company or the Sellers with respect to any of the Company Assets.

(e)	To the knowledge of the Sellers, the Company Assets are not subject to any Tax liens, other than liens for Taxes not yet due and payable or being contested in good faith through appropriate proceedings, which are described on

Schedule 4.15, and for which adequate reserves are maintained in the appropriate financial statements.

(f)	To the knowledge of the Sellers, no unresolved deficiencies or additions to Taxes have been proposed, asserted or assessed in writing against the Company or any of the Company Assets by any Governmental Body.

(g)	To the knowledge of the Sellers, no claim has been made in writing within the last three years by any Governmental Body in a jurisdiction in which the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(h)	All Taxes required to be withheld or collected by the Company in connection with amounts paid or owing to any employee, independent contractor, creditor or stockholder have been withheld and collected and, to the extent required by law, timely paid to the appropriate Governmental Body.

(i)	The Company will not be required to include any item of income in, or exclude any item or deduction from, taxable income for taxable period or portion thereof ending after the Closing Date as a result of: (i) any change in a method of accounting under Section 481 of the Code (or any comparable provision of state, local or foreign Tax Laws), or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date; (ii) an installment sale or open transaction occurring on or prior to the Closing Date; (iii) a prepaid amount received on or before the Closing Date; (iv) interest held by the Company in a “controlled foreign corporation” (as that term is defined in Section 957 of the Code) on or before the Closing Date pursuant to Section 951 of the Code; (v) any closing agreement under Section 7121 of the Code, or similar provision of state, local or foreign law; (vi) intercompany transactions occurring prior to the Closing Date or any excess loss account in existence prior to the Closing Date described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (vii) the completed contract method of accounting or the long-term contract method of accounting, or any comparable provision of state or local, domestic or foreign, Tax law; or (viii) any election under Section 108(i) of the Code.

(j)	The Company has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes. The Company has no liability for Taxes of any entity or Person under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by agreement or by contract or otherwise. The Company does not have a liability for the Taxes of any other Person as a result of any Tax allocation, Tax sharing or similar agreement.

4.16	Environmental

(a)	The Company is in possession of all material Environmental Permits that are required to own or lease the Pinson Mine Properties and to maintain the Pinson Mine Properties as maintained as of the date hereof, a complete list of which is provided in Schedule 4.16(a), and the Company is, and has been, in compliance with the terms of such Environmental Permits and all Environmental Laws, except in the event that such non-compliance would not have a Company Material Adverse Effect.

(b)	From and after May 10, 2016, no activity has been carried out by any Seller or the Company that has caused the Release of any Hazardous Substance on, from or under any of the Pinson Mine Properties, resulting in material violation of Environmental Laws, and to the knowledge of the Sellers there has been no Release of any Hazardous Substance in contravention of any Environmental Law or that would reasonably be anticipated to result in material liability or response costs on, from, to, under or within the Pinson Mine Properties.

(c)	There has been no Release of any Hazardous Substances from, on, to, under, or within any real property other than the Pinson Mine Properties owned, leased,

operated or otherwise controlled by the Company resulting in material violation of Environmental Laws or that would reasonably be anticipated to result in liability under Environmental Laws and the Company has not accepted liability for or agreed to indemnify for any material response or remediation costs at any such real property by contract, operation of law, or otherwise.

(d)	No Seller nor the Company has received any request for information, notice, demand letter, administrative inquiry, investigation, complaint or Claim, in each case in writing, with respect to environmental, health or safety matters relating to the Company Assets and which may require any material work, repairs, construction or expenditures.

(e)	The Company has not entered into and is not otherwise subject to any consent decree, judgment, judicial or administrative order, or consent agreement relating to compliance with Environmental Laws or Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, and no litigation or administrative proceeding is pending with respect to the same, and to the knowledge of the Sellers no such consent decree, judgment, judicial or administrative order, or consent agreement has been entered into with respect to Pinson Mine Properties.

(f)	To the knowledge of the Sellers, there are no changes in the status, terms or conditions of any Environmental Permits held by the Company or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Environmental Permits that are required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated herein.

(g)	No real property currently or formerly owned, leased, operated, or occupied by the Company, including the Pinson Mine Properties, are listed on a List, nor has any Seller or the Company received any written notice that any currently or formerly owned, leased, operated, or occupied by the Company, including the Pinson Mine Properties, are being considered for inclusion on a List.

(h)	To the knowledge of the Sellers, the Sellers and the Company have provided the Purchaser Parties with all material assessments, audits, reports and other documents in its possession, or to the Seller’s knowledge, under its control, relating to material environmental conditions, including Hazardous Substance, at, on, under or emanating from or otherwise associated with the Company Assets.

(i)	This Section 4.16 contains the sole and exclusive representations and warranties concerning environmental, Hazardous Substances, reclamation (except for the Reclamation Bonds under Section 4.13 above), remediation and closure matters with respect to the Sellers, the Company, the Company Assets and the Pinson Mine Properties.

4.17	Brokers

There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of any Seller or the Company who might be entitled to any fee or commission from the Company in connection with the transactions contemplated by the Agreement.

4.18	Financial Statements

(a)       The audited consolidated financial statements for the Company as at and for each of the fiscal years ended on December 31, 2019 and 2018, including the notes thereto and the report by the Company’s auditors thereon, have been prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position and results of operations of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the respective periods covered thereby. The unaudited balance sheet and statement of cash flows of the Company as at and for the six-month period ended June 30, 2020 have been prepared in accordance with IFRS applied on a basis consistent with prior periods and presents fairly, in all material respects, the assets and liabilities of the Company as of the date thereof. There are no outstanding loans made by the Company to any manager or officer of the Company. There has been no material change in the Company’s accounting policies since December 31, 2019.

(b)       Except as described Schedule 4.18, as of the date of this Agreement the Company has no liabilities that are required to be reflected as liabilities on a balance sheet prepared in accordance with IFRS, except non-delinquent obligations for trade payables, accrued but unpaid employment Tax liabilities incurred in the ordinary course of business and other obligations incurred in the ordinary course of business, in each case, having an aggregate value of not more than $50,000.

4.19	Investment Representations

(a)       If the Payment Shares and Warrants are issued by Premier, each of the Sellers represents and warrants as follows:

(i)	that the Payment Shares and Warrants have not been offered to the Sellers in the United States, and the individuals making the investment decision to acquire the Payment Shares and Warrants and executing and delivering this Agreement on behalf of the Sellers were not in the United States when the investment decision was made or when this Agreement was executed and delivered. The Sellers are not acquiring the Payment Shares and Warrants as the result of any “directed selling efforts” (as defined in Rule 902(c) of Regulation S). Sellers understand that neither the Warrants, the Warrant Shares or the Payment Shares have been registered under the U.S. Securities Act, or the securities laws of any state. Each Seller is an “accredited investor” within the meaning of NI 45-106. The Sellers will not distribute any Warrants, Warrant Shares or Payment Shares or any portion thereof in violation of the U.S. Securities Act or the applicable securities laws of any state. The Sellers (i) are familiar with the assets and operations of Premier, (ii) have been given the opportunity to ask questions of representatives of Premier and to obtain such information about Premier and their assets and operations as the Sellers have reasonably requested and (iii) have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment in the Warrants (and underlying securities) and the Payment Shares. In formulating a decision to enter into this Agreement, each Seller has relied solely upon the representations and warranties and covenants of the Purchaser Parties in this Agreement, an independent investigation of Premier and upon consultations with such Seller’s legal and financial advisors with respect to this Agreement and the nature of this investment. It is understood that certificates evidencing the Payment Shares, the Warrants and the Warrant Shares may bear the following or any similar legends, as applicable:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [DATE THAT IS 4 MONTHS AND A DAY AFTER ISSUANCE OF THE SECURITY].”

(b)       If the Payment Shares and Warrants are issued by Purchaser, each of the Sellers represents and warrants as follows:

(i)	The Warrants and Payment Shares being acquired by Sellers are for investment only and not with a view of any distribution thereof, except in accordance with the Applicable Securities Law. Sellers understand that neither the Warrants, the Warrant Shares or the Payment Shares have been registered under the U.S. Securities Act, or the securities laws of any state and must be held indefinitely unless subsequently registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from registration is or becomes available. Each Seller is an “accredited investor” as defined in Rule 501(a) of Regulation D, as amended, under the U.S. Securities Act and has not acquired Payment Shares or Warrants as a result of any general solicitation or general advertising. The Sellers will not distribute any Warrants, Warrant Shares or Payment Shares or any portion thereof in violation of the U.S. Securities Act or the applicable securities laws of any state. The Sellers (i) are familiar with the assets and operations of the Purchaser Parties, (ii) have been given the opportunity to ask questions of representatives of the Purchaser Parties and to obtain such information about the Purchaser Parties and their assets and operations as the Sellers have reasonably requested and (iii) have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment in the Warrants (and underlying securities) and the Payment Shares. In formulating a decision to enter into this Agreement, each Seller has relied solely upon the representations and warranties and covenants of the Purchaser Parties in this Agreement, upon an independent investigation of the Purchaser Parties and upon consultations with such Seller’s legal and financial advisors with respect to this Agreement and the nature of this investment. It is understood that certificates evidencing the Payment Shares, the Warrants and the Warrant Shares may bear the following or any similar legends, as applicable:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.”

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [DATE THAT IS 4 MONTHS AND A DAY AFTER ISSUANCE OF THE SECURITY].”

(c)       The Warrants may be exercised only in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable state securities laws.

4.20	Material Contracts

Except for Contracts described on Schedule 4.20, Schedule 4.11(a), Schedule 4.11(b)(i), Schedule 4.11(b)(ii), Schedule 4.11(c) or Schedule 4.11(e) (collectively, the “Material Contracts”), the Company is not a party to any of the following: (i) leases or subleases of real property or material personal property (whether as lessor or lessee); (ii) material Contracts with consultants or independent contractors; or (iii) Contracts other than those described in any other clause of this paragraph that are material to the Company, or to the ownership, operation, closure, remediation or reclamation of the properties of the Company. The Sellers have made available to the Purchaser Parties true and correct copies of each of the Material Contracts, including all amendments or modifications thereof. Each of the Material Contracts is valid, in full force and effect, and, to the knowledge of the Sellers, enforceable in accordance with its terms against the parties thereto other than the Company. To the knowledge of the Company, there has not occurred any material default (without regard to lapse of time, the giving of notice, the election of any Person other than the Company) by the Company, nor has there occurred any material default (without regard to lapse of time, the giving of notice, the election of the Company) by any Person other than the Company under any of the Material Contracts.

4.21	Employee Benefits

(a)       Neither the Company nor any ERISA Affiliate currently, or in the past, has sponsored, maintained, contributed to or been required to contribute to, any plan, program, policy, agreement, collective bargaining agreement, or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, fringe, retirement, death, disability, medical or other employee benefits or remuneration of any kind, including any employment, termination, severance, retention, change in control, or consulting or independent contractor plan, program, arrangement, or agreement, in each case whether written or unwritten or otherwise, funded or unfunded (each a “Benefit Plan”), with respect to which the Company currently has or may have any liability. Neither the Company nor any ERISA Affiliate has incurred any withdrawal liability with respect to any multiemployer pension plan, and no circumstances have occurred that could reasonably be expected to give rise to such liability. “ERISA Affiliate” means all employers, trades, or businesses (whether or not incorporated) that would be treated together with the Company or any of its affiliates as a “single employer” within the meaning of Section 414 of the Code.

(b)       The transactions contemplated by this Agreement will not give rise to any obligation to pay severance or other payments that that would constitute an “excess parachute payment” as such term is defined in Section 280G of the Code. Any Benefit Plan that constitutes “non-qualified deferred compensation” within the meaning of Code Section 409A has been in operational and documentary compliance with, or is otherwise exempt from, Code Section 409A.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

The Purchaser Parties jointly and severally represent and warrant to the Sellers as follows and acknowledge that the Sellers are relying on such representations and warranties in connection with the transactions contemplated by this Agreement:

5.1	Organization and Qualification

The Purchaser is a corporation validly existing under the laws of the State of Delaware and Premier is a corporation validly existing under the laws of the Province of Ontario, and each Purchaser Party has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted. Each Purchaser Party is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which its assets are located or it conducts business.

5.2	Due Authorization and Enforceability

Each Purchaser Party has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each Purchaser Party.

This Agreement constitutes a valid and binding obligation of each Purchaser Party, enforceable against it in accordance with its terms, except as such enforceability may be limited by

(a) applicable bankruptcy, insolvency, reorganization or other applicable Laws of general application relating to or affecting the enforcement of creditors’ rights generally and (b) general principles of equity.

5.3	Absence of Conflicts

No Purchaser Party is a party to, bound or affected by or subject to any:

(a)	Contract;

(b)	charter or by-law; or

(c)	applicable Law or Authorization;

that would be violated in any material respect, breached in any material respect by, or under which default would occur or an Encumbrance would, or with notice or the passage of time would, be created, or in respect of which the obligations of any Purchaser Party will materially increase or the rights or entitlements of any Purchaser Party will materially decrease or any obligation on the part of any Purchaser Party to give notice to any Governmental Body will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement.

5.4	Regulatory Approvals

Except for approval of the TSX or the TSX-V or the NYSE American, if applicable, for the listing of the Payment Shares and the Warrant Shares, no Order or Authorization of or filing with any Governmental Body is required on the part of any Purchaser Party in connection with the execution and delivery of this Agreement or the performance of any Purchaser Party’s obligations under this Agreement.

5.5	Capitalization

(a)       The authorized share capital of Premier consists of an unlimited number of Premier Shares, an unlimited number of preference shares and an unlimited number of special shares. As of the date of this Agreement, 237,372,482 Premier Shares were issued and outstanding, no preference shares were issued and outstanding and no special shares were issued and outstanding. All outstanding Premier Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights. Other than as disclosed in the Premier Public Documents and other than the Payment Shares and the Warrants to be issued at the Time of Closing, the issuance of shares to Premier shareholders in the anticipated Spin-Out or the issuance of Premier Shares in connection with the potential acquisition of additional properties near the Pinson Mine, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Premier of any shares of Premier or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Premier.

(b)       There are no outstanding contractual obligations of Premier to repurchase, redeem or otherwise acquire any Premier Shares.

(c)       No order ceasing or suspending trading in securities of Premier or prohibiting the sale of such securities has been issued and is outstanding against Premier or its directors, officers or promoters and, to the knowledge of Premier, no proceedings for that purpose have been instituted or are pending, contemplated or threatened under any Applicable Securities Laws or by any other Governmental Body.

(d)       All Premier Shares, the Warrants and the CVRs have been issued in compliance with all Applicable Securities Laws.

(e)       All Payment Shares issued in accordance with the terms of this Agreement and all Warrant Shares will be duly authorized and validly issued as fully paid and non-assessable, will not be subject to any pre-emptive rights, will be issued in compliance with all Applicable Securities Laws and will be approved for listing on the TSX the TSX-V and/or the NYSE American, as applicable.

5.6	Shareholder and Similar Agreements

No Purchaser Party is a party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of such Purchaser Party, other than the agreements set forth herein with respect to the Payment Shares and the Warrant.

5.7	Public Documents

Since January 1, 2018, Premier has filed with all applicable Governmental Bodies true and complete in all material respects copies of the Premier Public Documents that Premier is required to file therewith. The Premier Public Documents at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of Applicable Securities Laws. Premier has not filed any confidential material change report with any Governmental Body which at the date hereof remains confidential.

5.8	Securities Law Matters

(a)       Premier is a reporting issuer in each of the provinces of Canada, is in material compliance with all Applicable Securities Laws therein and is not on the list of reporting issuers in default under Applicable Securities Laws of such provinces. On the Closing Date, if the Spin- Out has been completed, the Purchaser will be a reporting issuer in at least one province of Canada (including Ontario), will be in material compliance with all Applicable Securities Laws therein and will not be on the list of reporting issuers in default under the Applicable Securities Laws of such provinces.

(b)       On the Closing Date, neither Premier nor, if the Spin-Out has been completed, the Purchaser will be subject to any delisting, suspension of trading in or cease trading or other order that may operate to prevent or restrict trading in the Premier Shares or the Purchaser Shares, respectively, and no proceedings will have been initiated or be pending or threatened by any Governmental Body in relation thereto.

(c)       On the Closing Date, if the Spin-Out has been completed, the Purchaser will have filed in a timely manner all documents and information required to be filed by it under Applicable Securities Laws with all applicable Governmental Bodies and the TSX, the TSX-V and/or the NYSE American, as applicable, with respect to the Spin-Out or the issuance of Payment Shares and Warrants pursuant to this Agreement, and all such documents and information will have been, as of their respective dates of such filings, in compliance in all material respects with all Applicable Securities Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Spin-Out has been completed, the Purchaser will not have filed any confidential material change report with any Governmental Body or the TSX, the TSX- V or the NYSE American, as applicable, which remains confidential as of the Closing Date.

(d)       No class of equity securities of Premier (including the Premier Shares) is or is required to be, and as of the Closing Date no class of equity securities of Premier (including the Premier Shares) will be or required to be, registered under section 12 of the U.S. Exchange Act.

Premier is, and as of the Closing Date Premier will be, a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act. No “substantial U.S. market interest” (as defined in Rule 902(j) of Regulation S) exists, and as of the Closing Date no “substantial U.S. market interest” (as defined in Rule 902(j) of Regulation S) will exist, with respect to the Premier Shares. None of the Purchaser Parties nor any of their Affiliates, nor any Persons acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as defined in Rule 902(c) of Regulation S) with respect to the Payment Shares or the Warrants.

(e)       The Purchaser is acquiring the Company Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. The Purchaser acknowledges that the Company Interests are not registered under the U.S. Securities Act, or any state securities laws, and that the Company Interests may not be transferred or sold except pursuant to the registration provisions of the U.S. Securities Act, or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The Purchaser is able to bear the economic risk of holding the Company Interests for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

5.9	Absence of Certain Changes of Events

Since December 31, 2019:

(a)	each Purchaser Party has conducted its business only in the Ordinary Course;

(b)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Premier Material Adverse Effect; and

(c)	there has not been any change in the accounting practices used by any Purchaser Party, except as disclosed in the Premier Public Documents.

5.10	Financial Statements

(a)       The audited consolidated financial statements for Premier as at and for each of the fiscal years ended on December 31, 2019 and 2018, including the notes thereto and the report by Premier’s auditors thereon, and the unaudited condensed consolidated interim financial statements for Premier as at and for the period ended March 31, 2020 and 2019, including the notes thereto, have been prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), financial position and results of operations of Premier and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Premier and its subsidiaries for the respective periods covered thereby. There are no outstanding loans made by Premier to any director or executive officer of Premier or any of its subsidiaries. There has been no material change in Premier’s accounting policies since December 31, 2019.

(b)       Since December 31, 2019, neither Premier nor, to Premier’s knowledge, any Representative of Premier has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Premier or its internal accounting controls, including any complaint allegation, assertion or claims that Premier has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the board of directors of Premier.

5.11	Absence of Undisclosed Liabilities

No Purchaser Party has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the balance sheet of Premier as of March 31, 2020 or disclosed in the notes thereto; and (b) liabilities and obligations incurred in the Ordinary Course since March 31, 2020.

5.12	Compliance with Laws

The operations of each Purchaser Party have been and are now conducted in compliance in all material respects with all Laws which have been and are now applicable to the business of such Purchaser Party, and no Purchaser Party has received any notice of any alleged material violation of any such applicable Laws.

5.13	Litigation

(a)       Except as disclosed in the Premier Public Documents, there is no Claim in progress or, to the knowledge of any Purchaser Party, pending or threatened against or relating to any Purchaser Party before any Governmental Body and no Purchaser Party has knowledge of any existing ground on which any Claim might be commenced with any reasonable likelihood of success.

(b)	There is no Order against any Purchaser Party.

5.14	Insolvency

No Purchaser Party is insolvent nor has any Purchaser Party committed an act of bankruptcy, proposed a compromise or arrangement to its creditors generally, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt, taken any proceeding to have a receiver appointed for any part of its assets, had an encumbrancer take possession of any of its property, or had any execution or distress become enforceable or become levied upon any of its property.

ARTICLE 6
COVENANTS

6.1	Conduct Prior to Closing

During the Interim Period, except as required by applicable Laws or any Governmental Body or as required in order to take commercially reasonable steps to respond to emergency-type occurrences involving life, health, personal safety, or the protection of property incidents or accidents occurring on or after the date hereof, the Sellers shall ensure that the Company conducts its business and the operations and affairs of the Company only in the Ordinary Course. Without limiting the generality of the foregoing, the Sellers shall ensure that the Company does not, without the prior written consent of the Purchaser, enter into any transaction or refrain from doing any action which, if effected before the date of this Agreement, would constitute a breach of any representation, warranty, covenant or other obligation hereunder of any Seller. Notwithstanding the foregoing, the Purchaser Parties agree that the Company may, without the consent of the Purchaser, distribute to its members any or all of the cash held by it at any time prior to the Time of Closing, whether by way of dividend, return of capital or other form of distribution or payment.

6.2	Access

During the Interim Period, the Sellers shall afford the Purchaser and its Representatives one site visit to the premises and properties forming the Pinson Mine Properties. The Purchaser Parties shall jointly and severally indemnify and save harmless the Sellers and their respective Representatives from and against all Losses suffered or incurred by any of them as a result of or arising directly or indirectly out of or in connection with such site visit (including, for certainty, any personal injury occurring in connection with such site visit). The indemnification obligations in this Section 6.2 shall survive and shall not merge on Closing.

6.3	Confidentiality

(a)       For the purposes of this Section 6.3, the Sellers shall be treated as a single “party” and the Purchaser Parties shall be treated as a single “party”.

(b)       Each party acknowledges having received Confidential Information belonging to the other party in the course of negotiating this Agreement. As used herein, the term “Confidential Information” includes any and all of the following information of the parties that has been or may hereafter be disclosed by any party or its Representatives (collectively, a “Disclosing Party”) to the other party or its Representatives (collectively, a “Receiving Party”) by any means, whether written, oral, electronic or visual:

(i)	all information that is a trade secret under applicable trade secret or other applicable Laws;

(ii)	all information concerning data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned methods and processes, market studies, business plans, computer hardware, software and computer software and database technologies, systems, structures and architectures;

(iii)	all information concerning the business and affairs of the Disclosing Party (which includes historical and current financial statements, financial projections and budgets, tax returns and accountants’ materials, historical, current and projected sales, capital spending budgets and plans, business plans, strategic plans, publications, contracts, the names and backgrounds of key personnel and personnel training techniques and materials, however documented), and all information obtained from review of the Disclosing Party’s documents or property or discussions with the Disclosing Party regardless of the form of the communication; and

(iv)	all notes, analyses, compilations, studies, summaries and other material prepared by the Receiving Party to the extent containing or based, in whole or in part, upon any information included in the foregoing.

Information is not, however, “Confidential Information” if it (x) was known to the Receiving Party, prior to its disclosure to the Receiving Party by the Disclosing Party, from a source not known by the Receiving Party to be under an obligation of confidentiality to the Disclosing Party, (y) is or becomes known generally otherwise than through breach of this Agreement or (z) was independently developed by the Receiving Party without reliance on the Confidential Information of the Disclosing Party.

(c)       Each Receiving Party acknowledges the confidential and proprietary nature of the Confidential Information of the Disclosing Party and agrees that such Confidential Information (i) shall be kept confidential by the Receiving Party, (ii) shall not be used for any reason or purpose other than to evaluate and consummate the transactions contemplated by this Agreement and (iii) without limiting the foregoing, shall not be disclosed by the Receiving Party to any Person, except in each case as otherwise expressly permitted by the terms of this Agreement or with the prior written consent of an authorized Representative of the Disclosing Party. Each party shall disclose the Confidential Information of the other party only to its Representatives who require such material for the purpose of evaluating the transactions contemplated by this Agreement and are informed by such party of the confidentiality obligations herein. Each party shall (x) enforce the terms of this Section 6.3 as to its respective Representatives, (y) take such action to the extent necessary to cause its Representatives to comply with the terms and conditions of this Section 6.3 and (z) be responsible and liable for any breach herein by its Representatives.

(d)       Unless and until this Agreement is terminated, and except as required by applicable Law or legal process (in compliance with Section 6.3(f)), the Sellers shall maintain as confidential any Confidential Information of the Sellers relating to the Company. Notwithstanding the preceding sentence, the Sellers may use any Confidential Information of the Sellers before the Closing in the Ordinary Course.

(e)       The parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated hereby and, except as required by any applicable Law, no party shall issue any such press release or make any such public announcement without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed.

(f)       Prior to any public announcement of this Agreement or the transactions contemplated hereby, no party shall disclose this Agreement or any aspects of such transactions except to its board of directors or senior management, its shareholders or partners, its legal, accounting, financial or other professional advisors, or as may be required by any applicable Law or legal process. If any party or an Affiliate thereof is required to disclose any Confidential Information of the other party to comply with applicable Law (including the rules of any stock exchange) or by any Governmental Body or legal process having jurisdiction, such party shall as soon as reasonably practicable, unless prohibited by applicable Law or legal process, provide the other party with written notice of such requirement so that the other party may, at its own option and expense, seek an appropriate protective order or other remedy to prevent or restrict the disclosure of the Confidential Information. In the event such protective order or other remedy is not obtained, the notifying party and/or its Representatives, as applicable, shall only disclose to the requesting Person that portion of the Confidential Information which it reasonably believes, based on the advice of outside legal counsel, it is required by applicable Law or legal process to disclose.

(g)       The provisions of this Section 6.3 shall survive and shall not merge on Closing or any termination of this Agreement.

6.4	Exclusivity

Neither the Sellers nor any of their or the Company’s Representatives shall, at any time from the date hereof until the earlier of:

(a)       the date that is 70 days following the date of this Agreement, subject to extension by 20 days if the Purchaser Parties are, in the sole discretion of the Sellers, in compliance with their covenants in Section 3.6(b); and

(b)        the termination of this Agreement,

solicit, encourage, discuss, negotiate or entertain any proposals from or provide financial, operating or any other non-public information to, any party other than the Purchaser, Premier and their respective Representatives with respect to the sale to or purchase by any party other than the Purchaser of the Company Interests, any of the assets of the Company or the business of the Company, in whole or in part, whether directly or indirectly, through a sale of assets or shares, a merger, amalgamation, consolidation or other similar transaction. The Sellers and any of their or the Company’s Representatives shall immediately cease and terminate any existing discussions, conversations, negotiations and other communications with any Persons currently conducted with respect to any of the foregoing, and notify the Purchaser regarding any contact between the Sellers or any of their or the Company’s Representatives and any Person regarding any such offer, proposal or inquiry.

6.5	Company’s Books and Records

The Purchaser covenants to use reasonable care to preserve the Books and Records of the Company for a period of six years from the Time of Closing, or for such longer period as is required by any applicable Law, upon prior written notice and will permit the Sellers and their Representatives reasonable access thereto during normal business hours, but the Purchaser shall not be responsible or liable to Seller for or as a result of any accidental loss or destruction of or damage to any such books or records.

6.6	Material Adverse Effect

(a)       The Sellers shall promptly notify the Purchaser of the occurrence of any Company Material Adverse Effect after the date hereof.

(b)       Premier shall promptly notify the Sellers of the occurrence of any Premier Material Adverse Effect after the date hereof.

6.7	Tax Matters

(a)	Tax Characterization and Allocation.

(i)	The Purchaser and the Sellers acknowledge and agree that, for U.S. federal income Tax purposes, the sale of the Company Interests shall be treated as a sale of the Company Interests by the Sellers but as a purchase of assets by the Purchaser consistent with Revenue Ruling 99- 6.

(ii)	The Sellers shall provide the Purchaser with their proposed allocation (the “Allocation”) of the Purchase Price plus the assumed liabilities and other relevant items within 120 days following the Closing Date and the Purchaser shall respond within 90 days of receipt, providing either (A) its acceptance of such allocation or (B) any objections, in which case the Purchaser shall also provide its determination of the allocation of the Purchase Price. The Purchaser and the Sellers agree to act in good faith to resolve any differences between them. In the event that agreement cannot be reached, the Purchaser and the Sellers will jointly choose an independent certified public accounting firm, whose decision shall be final. The costs of such firm shall be shared equally between the Sellers and the Purchaser. The Allocation shall be revised from time to time, in a manner consistent with the residual method under Section 1060 of the Code, to take into account any increase or decrease to the Purchase Price on account of any adjustment. The Sellers and the Purchaser agree that such Allocation shall be used by each of them in the preparation and filing of all Tax Returns, and each party agrees that it shall take no position, and cause its Affiliates to take no position, inconsistent with the Allocation on any Tax Return or in any proceeding before any Governmental Body. The Purchaser and the Sellers shall cooperate in preparing, signing and filing all income and other Tax Returns relating to the purchase and sale of the Company Interests.

(b)	Pre-Closing Taxes. The Sellers shall be responsible for, and shall timely pay (or as applicable, reimburse Purchaser for), any and all Taxes of, or attributable to, the Company for all taxable periods or portions thereof ending on or prior to the Closing Date (including the portion of any Straddle Period prior to and including the Closing Date).

(c)	Tax Returns.

(i)	The Sellers shall prepare or cause to be prepared and filed or cause to be filed Tax Returns of the Company for all periods ending on or prior to the Closing Date that are due after the Closing Date in a manner consistent with past practice and methods unless otherwise required by applicable Law. The Sellers shall provide a copy of each such Tax Return it prepares to the Purchaser for its review not later than 30 days prior to the deadline for filing each such Tax Return, taking into account all applicable extensions, and the Sellers shall in good faith take into account such changes to each such Tax Return as may be reasonably requested by the Purchaser. The Purchaser shall timely provide such cooperation and assistance as is reasonably requested by the Sellers in the preparation and filing of such Tax returns and the Purchaser shall cause each such Tax Return to be timely executed and filed at the Sellers’ expense. Except as required by applicable Law, the Company shall not, without prior written consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed (A) refile, amend or otherwise modify any Tax Return with respect to any periods ending on or prior to or including the Closing Date or (B) raise any issue with, or request an audit by, any Tax Authority that relates to any taxable period (or portion thereof) ending on or before the Closing Date.

(ii)	In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for such Tax periods (“Straddle Tax Returns”) in a manner consistent with past practice and methods unless otherwise required by applicable Law. The Purchaser shall provide a copy of each such Tax Return to the Sellers for review and comment no later than 30 days prior to the deadline for filing each Tax Return taking into account all applicable extensions, and shall make all changes to each Tax Return reasonably requested by the Sellers. For any Straddle Period, the amount of Tax relating to the portion of the Straddle Period ending on the Closing Date shall be calculated as though the taxable year of the Company ended at the end of the day on the Closing Date; provided, however, that in the case of a Tax not based on income, receipts, proceeds, profits or similar items, the amount of Tax relating to the portion of the Straddle Period ending on the Closing Date shall be equal to the amount of such Tax for the taxable period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the taxable period through the Closing Date and the denominator of which shall be the number of days in the taxable period. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company unless otherwise required by applicable Law.

(d)	Tax Notices.

(i)	If, after the Closing Date, the Purchaser or the Company receives any notice, letter, correspondence, claim or decree relating to Taxes from any Tax Authority relating to any Taxes or Tax Returns for which the Sellers may be responsible (including pursuant to this Agreement) (a “Tax Notice”), the Purchaser shall, and shall cause the Company to, deliver within 10 days of receipt by the Purchaser such Tax Notice to the Sellers. The failure of the Purchaser to provide notice as described above shall not affect the obligations of Purchaser under this Agreement, except to the extent the Sellers are prejudiced by the Purchaser’s respective failure to provide the requisite notice.

(ii)	For any Tax Notice relating solely to periods ending on or before the Closing Date, the Sellers, at their own expense, shall have the right to handle, defend, conduct and control any Tax audit or other proceeding involving the Company that relates to such Tax Notice, but the Purchaser shall have the right to participate in such Tax audit or proceeding at its own expense. The Sellers shall also have the right to compromise or settle any such Tax audit or other proceeding that it has the authority to control pursuant to the preceding sentence, subject to the Purchaser’s consent, which consent shall not be unreasonably withheld or delayed.

(e)	Transfer Taxes. The Purchaser and the Sellers shall each pay in a timely manner 50% of all local, foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees incurred in connection with or, as a result of the execution of, this Agreement or any agreement ancillary thereto, together with any inflation adjustment, interest, additions or penalties with respect thereto and any inflation adjustment or interest with respect to such additions or penalties (“Transfer Taxes”). The Purchaser shall, at its own expense, prepare and file, or cause to be prepared and filed, all Tax Returns or other documentation with respect to such Transfer Taxes and the Sellers shall pay the Purchaser the Sellers’ 50% share of such Transfer Taxes prior to their due date and the Purchaser and the Sellers shall cooperate in preparation and filing such documents upon Purchaser’s or Sellers’ reasonable request.

(f)	FIRPTA Certificate. Each Seller shall have delivered to the Purchaser a certificate for such Seller prepared in accordance with Treasury regulations section 1.1445-2(b)(2) and with the Treasury regulations under Section 1446(f) of the Code and dated as of the Closing Date certifying that such Seller is not a foreign person; provided, however, that, notwithstanding any other provision of this Agreement, if the Purchaser does not receive a properly executed certificate from any of the Sellers pursuant to this Section 6.7(f), the sole remedy shall be that the Purchaser shall be permitted to withhold from any payments to be made pursuant to this Agreement to such Seller any required withholding Tax under Section 1445 of the Code, and any such amounts withheld shall be treated for all purposes of this Agreement as having been paid to such Seller.

6.8	Listing Approval

The Purchaser Parties shall obtain approval from the TSX, the TSX-V and/or the NYSE American, as applicable, for the listing of the Payment Shares and the Warrant Shares on such stock exchanges on or before the Closing Date. The Purchaser Parties shall use commercially reasonable efforts to maintain the listing or quotation of the Payment Shares and the Warrant Shares on the trading market on which such securities are then listed and shall comply in all respects with their respective reporting, filing and other obligations under the bylaws or rules of the applicable trading markets. If any Purchaser Party applies to have the Payment Shares and the Warrant Shares traded on any other trading market, it will then include in such application all of the Payment Shares and the Warrant Shares, and will take such other action as is necessary to cause all of the Payment Shares and the Warrant Shares to be listed or quoted on such other trading market as promptly as possible. The Purchaser Parties shall then take all action reasonably necessary to continue the listing or quotation and trading of the class of securities which comprise the Payment Shares and the Warrant Shares on such trading market and will use commercially reasonable efforts to comply in all respects with its reporting, filing and other obligations under the bylaws or rules of such trading market.

6.9	Assistance with Financial Statements and Technical Report

(a)       The parties acknowledge that the Sellers have provided to the Purchaser the audited and unaudited financial statements of the Company listed in Section 4.18(a). If Purchaser requires the audited and unaudited financial statements to be prepared in the U.S. in accordance with U.S. GAAP in accordance with the requirements of the U.S. Exchange Act and the U.S. Securities Act, the Sellers agree to provide such assistance to the Purchaser in connection with the conversion and audit (for the periods required) of the financial statements from IFRS to U.S. GAAP as may be reasonably requested by the Purchaser in order to complete such conversion.

(b)       Prior to Closing and as soon as reasonably practicable after the date hereof, and in any event within 60 days following the Closing Date, Sellers shall, at the expense of the Purchaser Parties, cause to be prepared by an independent third party technical consultant a current independent technical report for the Pinson Mine Properties prepared in accordance with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects, which technical report shall be addressed and delivered to the Purchaser. The Purchaser acknowledges and agrees that none of the Sellers or any of their respective Affiliates or Representatives (i) is or will be the owner of or have any responsibility for the content of such technical report or any disclosure therein, (ii) make any representation or warranty with respect to such technical report or any data, information, statement, representation or conclusion contained therein or (iii) shall have any liability or obligation related to such technical report or any disclosure therein.

6.10	Registration Rights

(a)       In the event that the Purchaser’s common stock are listed for trading on NYSE American or any other securities exchange in the United States in connection with the Spin-Out (or at any time thereafter), then no later than 90 days after the consummation of the Spin-Out the Purchaser shall prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement (a “Registration Statement”) for the resale of all Purchaser Shares held by each Seller, including all Purchaser Shares issued or issuable upon exercise of the Warrants and any and all additional Purchaser Shares issued or issuable to each Seller under the Warrants or otherwise due to a dividend or stock split of the Purchaser Shares or otherwise in connection with any combination or conversion of equity securities, recapitalization, merger, consolidation or other reorganization (collectively, the “Registrable Shares”) (and for avoidance of doubt, the “Registrable Shares” shall include all Purchaser Shares not then issued but then remaining issuable upon exercise of the Warrants). The Purchaser shall use its commercially reasonable efforts to cause a Registration Statement to be declared effective under the U.S. Securities Act as promptly as practicable after the filing thereof, and shall use its commercially reasonable efforts to keep such Registration Statement continuously effective under the U.S. Securities Act until such date (the “Registration Expiration Date”) that all Registrable Shares covered by such Registration Statement have been sold, or may be sold by each Seller without any restrictions pursuant to Rule 144 under the U.S. Securities Act (“Rule 144”). If requested by any Seller, the Purchaser shall enter into a registration rights agreement with the Seller which agreement shall include, among other things, customary indemnification and contribution provisions for the benefit of each Seller and the Purchaser.

(b)       In connection with a sale of any Purchaser Shares by any Seller in reliance on Rule 144, such Seller or its broker shall deliver to the Purchaser a broker representation letter reasonably acceptable to the Purchaser and the Transfer Agent, providing to the Purchaser the information required under Rule 144 to determine that the sale of such Purchaser Shares is made in compliance with Rule 144, including, as may be appropriate, a certification that such Seller is not an affiliate of the Purchaser (as defined in Rule 144) and a certification as to the length of time that such Purchaser Shares have been held. Upon receipt of such representation letter and the original stock certificate, if certificated, the Purchaser shall promptly remove the notation of a restrictive legend in such Seller’s book-entry account maintained by the Purchaser, including the legend referred to in Section 4.19(a), and the Purchaser shall bear all costs associated with the removal of such legend in the Purchaser’s books. The Purchaser shall cooperate with the Sellers to effect the removal of the legend referred to in Section 4.19(a) at any time such legend is no longer appropriate. Without limiting the foregoing, upon the written request of any Seller, any legend (including the legend set forth in Section 4.19(a)) on such Seller’s Purchaser Shares shall be removed (i) while a registration statement covering the resale of such Purchaser Shares is effective under the U.S. Securities Act (subject to Sellers agreeing not to sell such shares pursuant to the resale registration statement upon being informed by Purchaser in writing that such registration statement is not usable), (ii) if such Purchaser Shares are eligible for sale under Rule 144 without the requirement to be in compliance with Rule 144(c)(1) or (iii) if such legend is not required under applicable requirements of the U.S. Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC), subject in the case of clauses (ii) and (iii) to receipt by the Purchaser and the Transfer Agent from such Seller of customary representations reasonably acceptable to the Purchaser and the Transfer Agent in connection with such request. Upon such request and receipt of such representations, the Purchaser shall (A) deliver to the Transfer Agent irrevocable instructions to the Transfer Agent to remove the legend and (B) if required by the Transfer Agent to effect the removal of the legend in accordance with the provisions of this Agreement, cause the Purchaser’s legal counsel to deliver to the Transfer Agent one or more legal opinions to the effect that the removal of such legend in such circumstances may be effected under the U.S. Securities Act. If all or any portion of a Warrant is exercised for Purchaser Shares and either (i) a registration statement covering the resale of such Purchaser Shares is then effective under the U.S. Securities Act, (ii) the Purchaser Shares issuable upon such exercise are then eligible for sale under Rule 144 without the requirement to be in compliance with Rule 144(c)(1) or (iii) if a legend is not required under applicable requirements of the U.S. Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC), then such Purchaser Shares shall be issued free of all legends, subject in the case of clauses (ii) and (iii) to receipt by the Purchaser and the Transfer Agent of customary representations of the Seller reasonably acceptable to the Purchaser and the Transfer Agent in connection therewith. The Purchaser agrees that following the effective date of a registration statement covering the resale of the Purchaser Shares or at such time as such legend is no longer required under this Section 6.10(b), the Purchaser shall, no later than three trading days following the delivery by a Seller to the Purchaser or the Transfer Agent of a request for legend removal, and if relying on Rule 144, receipt from such Seller by the Purchaser and the Transfer Agent of customary representations reasonably acceptable to the Purchaser and the Transfer Agent in connection therewith and the original stock certificate, if certificated, (such third trading day, the “Legend Removal Date”), deliver or cause to be delivered to such Seller, as may be requested by such Seller, a certificate or book-entry position evidencing such Purchaser Shares that is free from all restrictive and other legends or by crediting the account of such Seller’s or its designee’s account with the Depository Trust Company or another established clearing corporation through its Deposit or Withdrawal at Custodian system if the Purchaser is then a participant in such system.

6.11	Non-Public Information

After the date of this Agreement, none of the Purchaser Parties nor any other Person acting on its behalf will provide any Seller or its agents or counsel with any information that constitutes, or that such Purchaser Party reasonably believes constitutes, material non- public information, unless prior thereto such Seller shall have expressly consented in writing to the receipt of such information and agreed with such Purchaser Party to keep such information confidential.

6.12	Reclamation Bonds

(a)       During the Interim Period, each of the Purchaser and the Sellers shall use its commercially reasonable efforts to cooperate with and assist the other in effecting the transfer or substitution of such guarantees, letters of credit, bonds, security deposits or other surety obligations and evidence of financial capacity, in each case acceptable to the relevant Governmental Body, as may be necessary to transfer or substitute, as applicable, the Reclamation Bonds (the “Replacement Bonds”). Subject to Section 6.12(b), prior to Closing, the Purchaser shall deliver to the applicable Governmental Body duly executed Replacement Bonds, and the Purchaser shall use its commercially reasonable efforts to cause such agencies to fully and unconditionally release the Sellers and their Affiliates from all obligations relating to the Reclamation Bonds and any liabilities related thereto.

(b)       In the event that the Replacement Bonds are not obtained prior to the Time of Closing, the Purchaser shall, following Closing, use its commercially reasonable efforts to procure Replacement Bonds. Within 60 days after the Closing, the Purchaser shall deliver to the applicable Governmental Body duly executed Replacement Bonds, and the Purchaser shall use its commercially reasonable efforts to cause such agencies to fully and unconditionally release the Sellers and their Affiliates from all obligations relating to the Reclamation Bonds and any liabilities related thereto. If the Reclamation Bonds are not replaced within 60 days following Closing, then the Purchaser will provide to the Sellers cash, guarantees, letters of credit, bonds, security deposits, or other surety obligations acceptable to the Sellers, which the Sellers shall hold until the Reclamation Bonds are fully and unconditionally released, and the Sellers shall be able to call upon such obligations of the Purchaser in the event the Reclamation Bonds are called upon by the relevant Governmental Body, and shall be responsible for prompt reimbursement to the Sellers of any amounts called in respect of a Reclamation Bond from and after the Closing and prior to the issuance of the Replacement Bonds.

6.13	Premier Guarantee

Until the completion of the Spin-Out, Premier hereby unconditionally and irrevocably guarantees in favour of the Sellers the due and punctual payment and performance by the Purchaser of each and every obligation of the Purchaser hereunder, including the payment of the Purchase Price. Premier agrees to cause the Purchaser or any other Person under Premier’s control to comply with all of such Person’s obligations under or relating to this Agreement and the transactions contemplated hereby.

6.14	Compliance with Applicable Securities Laws

Purchaser Parties shall conduct (i) the Spin-Out and (ii) any financing conducted by Purchaser prior to or concurrent with the Closing Date whereby Purchaser Shares are offered in a capital raising transaction pursuant to a public offering or private placement in compliance with Applicable Securities Laws in all material respects.

ARTICLE 7
TERMINATION

7.1	Termination Rights

This Agreement may be terminated by notice in writing given at or prior to the Time of Closing:

(a)	by mutual consent of the Sellers and the Purchaser;

(b)	by the Purchaser if:

(i)	any of the conditions in Section 3.4 (other than the condition in

Section 3.4(e)) has not been satisfied or waived by the Outside Date or if it becomes apparent to the Purchaser (acting reasonably) that any such condition cannot be satisfied by the Outside Date and the Purchaser does not waive such condition, except that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available if the failure of such condition to be satisfied was caused by, contributed to, or resulted from any Purchaser Party’s failure to fulfill any of its obligations or breach of any of its representations and warranties in this Agreement; or

(ii)	there has occurred a Company Material Adverse Effect on or after the date of this Agreement that is incapable of being cured on or prior to the Outside Date; or

(c)	by the Sellers if:

(i)	any of the conditions in Section 3.5 (other than the condition in

Section 3.5(d)) has not been satisfied or waived by the Outside Date or if it becomes apparent to the Sellers (acting reasonably) that any such condition cannot be satisfied by the Outside Date and the Sellers do not waive such condition, except that the right to terminate this Agreement under this Section 7.1(c)(i) shall not be available if the failure of such condition to be satisfied was caused by, contributed to, or resulted from any Seller’s failure to fulfill any of its obligations or breach of any of its representations and warranties in this Agreement; or

(ii)	there has occurred a Premier Material Adverse Effect on or after the date of this Agreement that is incapable of being cured on or prior to the Outside Date; or

(d)	By either the Sellers or the Purchaser if Barrick exercises the Barrick ROFR.

7.2	Termination Payment

(a)       If this Agreement is terminated for any reason other than termination under Section 7.1(d) or termination by the Purchaser under Section 7.1(b)(i) (a “Termination Fee Event”), the Purchaser Parties shall pay to the Sellers a fee of $1,500,000 (the “Termination Fee”), it being understood that in no event shall the Purchaser Parties be required to pay the Termination Fee on more than one occasion. Each of the parties agree that (i) the Termination Fee constitutes compensation and is not a penalty, (ii) the liabilities and damages that may be incurred or suffered by the Sellers in circumstances where the Termination Fee is payable are impossible or very difficult to accurately estimate and (iii) the Termination Fee is a reasonable estimate of the anticipated or actual harm that might be suffered by the Sellers in such circumstances. The Termination Fee shall be paid no later than three Business Days after the Termination Fee Event in immediately available funds by wire transfer to an account specified by the Sellers.

(b)       Notwithstanding anything to the contrary in this Agreement, (i) the Sellers’ right to receive payment of the Termination Fee pursuant to Section 7.2(a) shall be the sole and exclusive remedy of the Sellers or any of their Affiliates against the Purchaser Parties or any of their Affiliates or any of their respective stockholders, partners, members or representatives for any and all losses that may be suffered as a result of the Termination Fee Event and (ii) upon payment of the Termination Fee to the Sellers following a Termination Fee Event, none of the Purchaser Parties or any of their Affiliates or any of their respective stockholders, partners, members or representatives shall have any further liability or obligation relating to or arising out of Purchaser’s failure to consummate the transactions contemplated by this Agreement. In no event shall the Sellers seek any (x) equitable relief or equitable remedies of any kind whatsoever or (y) money damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, other than damages in an amount not in excess of the Termination Fee, in each case, relating to or arising out of the Purchaser’s failure to consummate the transactions contemplated by this Agreement.

(c)       If this Agreement is terminated under Section 7.1(d) (a “Reverse Termination Fee Event”), the Sellers shall pay to the Purchaser Parties a fee of $1,000,000 (the “Reverse Termination Fee”), it being understood that in no event shall the Sellers be required to pay the Reverse Termination Fee on more than one occasion. Each of the parties agree that (i) the Reverse Termination Fee constitutes compensation and is not a penalty, (ii) the liabilities and damages that may be incurred or suffered by the Purchaser Parties in circumstances where the Reverse Termination Fee is payable are impossible or very difficult to accurately estimate and (iii) the Reverse Termination Fee is a reasonable estimate of the anticipated or actual harm that might be suffered by the Purchaser Parties in such circumstances. The Reverse Termination Fee shall be paid no later than three Business Days after the Reverse Termination Fee Event in immediately available funds by wire transfer to an account specified by the Sellers.

(d)       Notwithstanding anything to the contrary in this Agreement, (i) the Purchaser Parties’ right to receive payment of the Reverse Termination Fee pursuant to Section 7.2(a) shall be the sole and exclusive remedy of the Purchaser Parties or any of their Affiliates against the Sellers or any of their Affiliates or any of their respective stockholders, partners, members or representatives for any and all losses that may be suffered as a result of the Reverse Termination Fee Event and (ii) upon payment of the Reverse Termination Fee to the Purchaser

Parties following a Reverse Termination Fee Event, none of the Sellers or any of their Affiliates or any of their respective stockholders, partners, members or representatives shall have any further liability or obligation relating to or arising out of the Sellers’ failure to consummate the transactions contemplated by this Agreement. In no event shall the Purchaser Parties seek any (x) equitable relief or equitable remedies of any kind whatsoever or (y) money damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, other than damages in an amount not in excess of the Reverse Termination Fee, in each case, relating to or arising out of the Seller’s failure to consummate the transactions contemplated by this Agreement solely as a result of a Reverse Termination Fee Event.

7.3	Termination Procedure

(a)	If this Agreement is terminated pursuant to Section 7.1:

(i)	all Information received by any Seller from any Purchaser Party or by any Purchaser Party from any Seller shall be treated as Confidential Information;

(ii)	any filings, applications and other submissions made pursuant to this Agreement shall, to the extent practicable, be withdrawn from the Governmental Body or other Person to which made; and

(iii)	the obligations provided for in this Section 7.3(a) shall survive any such termination.

(b)       If this Agreement is terminated by the Purchaser or the Sellers, as applicable (the “Terminating Party”), pursuant to Section 7.1(b) or 7.1(c), except for the payment of the Termination Payment, if applicable, and except as otherwise provided in this Agreement:

(i)	the Terminating Party (and, if the Terminating Party is the Purchaser, Premier) shall be released from all obligations hereunder if, and to the extent that, the condition or conditions which have not been satisfied were reasonably capable of being performed or caused to be performed by the Purchaser Parties (where the Terminating Party is the Sellers) or the Sellers (where the Terminating Party is the Purchaser) (the “Obligated Party”) and have not been satisfied by reason of a default by the Obligated Party; and

(ii)	the Obligated Party shall be released from the obligations hereunder if, and to the extent that, the condition or conditions which have not been satisfied and for which the Terminating Party has terminated this Agreement were reasonably capable of being performed or caused to be performed by the Terminating Party or have not been satisfied by reason of a default by the Terminating Party hereunder.

(c)       If this Agreement is terminated pursuant to Section 7.1(a), there shall be no liability or obligation hereunder on the part of any party.

(d)       Nothing in Section 7.3(b) or 7.3(c) shall relieve any party from liability for any breach of or default under this Agreement, including where this Agreement is terminated due to a condition not being satisfied and such non-satisfaction is the result of a breach or default by any Seller or any Purchaser Party, as applicable, in which case the Sellers will retain all remedies against the Purchaser Parties, and vice versa, except as otherwise expressly provided in this Agreement to the contrary. If this Agreement is terminated, the provisions of

Sections 6.3 (Confidentiality), 8.6 (Expenses) and this Article 7 (Termination) shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof.

ARTICLE 8
MISCELLANEOUS

8.1	Survival

The representations and warranties of the parties contained in this Agreement shall merge on Closing and the covenants and obligations of the parties contained in this Agreement shall survive the Closing and shall not merge.

8.2	Notices

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by email or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)

(ii)

(b)       Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)       Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 8.2.

8.3	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.4	Assignment

Subject to any permitted transfer or assignment of any CVR or Warrant pursuant to the terms thereof, no party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other parties.

8.5	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and, where the context so permits, their respective successors and permitted assigns.

8.6	Expenses

Each party shall pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein and therein, whether or not the transactions contemplated by this Agreement are completed, including the fees and expenses of legal counsel, financial advisors, brokers, accountants and other professional advisors and fees payable to any Governmental Bodies.

8.7	Further Assurances

Each of the parties shall, at all times after the Closing Date and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered, at the expense of the requesting party, all further acts documents and things as may be required or necessary for the purposes of giving effect to this Agreement, including such other instruments of sale, transfer, conveyance, assignment, confirmation, certificates and other instruments as may be reasonably requested in order to more effectively assign, transfer and convey the Company Interests and to effectuate the transactions contemplated herein.

8.8	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts,

with the same effect as if all parties had signed and delivered the same document, and all counterparts shall together constitute one and the same original document.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first above written.

WATERTON NEVADA SPLITTER, LLC

by  (signed) "lsser Elishis"

Name: Isser Elishis

Title: Authorized Signatory

WATERTON NEVADA SPLITTER II, LLC

by  (signed) "Richard Wells"

Name: Richard Wells

Title: Authorized Signatory

PREMIER GOLD MINES USA, INC.

by   __________________________________

Name:
Title:

PREMIER GOLD MINES LIMITED

by    __________________________________

Name:
Title:

Signature Page – Membership Interests Purchase Agreement

IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first above written.

WATERTON NEVADA SPLITTER, LLC

by    __________________________________

Name:
Title:

WATERTON NEVADA SPLITTER II, LLC

by    __________________________________

Name:
Title:

PREMIER GOLD MINES USA, INC.

by  (signed) "Ewan Downie"
Name: Ewan Downie
Title: President

PREMIER GOLD MINES LIMITED

by  (signed) "Ewan Downie"
      Name: Ewan Downie

Title:	President and Chief Executive Officer

Signature Page – Membership Interests Purchase Agreement

Disclosure Schedules

These Disclosure Schedules are made and given pursuant to that certain Membership Interest Purchase Agreement (the “Agreement”) dated as of August 7, 2020, by and among Waterton Nevada Splitter, LLC, Waterton Nevada Splitter II, LLC, Premier Gold Mines USA, Inc. and Premier Gold Mines Limited. Capitalized terms used and not defined herein shall have the meaning set forth in the Agreement.

The references and headings in these Disclosure Schedules are inserted for convenience only and shall not have the effect of amending or changing the information presented. The section numbers herein correspond to the section and subsection numbers of the representations and warranties in the Agreement that are modified or supplemented by the disclosures hereinafter. Any disclosure made in these Disclosure Schedules shall be deemed to be disclosures made with respect to all representations and warranties contained in the Agreement to the extent reasonably apparent on their face, regardless of whether or not a specific crossreference is made thereto.

None of the parties to the Agreement assumes any responsibility to any Person that is not a party to the Agreement for the accuracy of any information contained herein. The information was not prepared or disclosed with a view to its potential disclosure to others.

Schedule 1.1(a) - Form of CVR

{REDACTED - PROPRIETARY INFORMATION}

Schedule 1.1(b) – Pinson Mine Properties

{REDACTED - PROPRIETARY INFORMATION}

Schedule 1.1(c) – Form of Warrant

{REDACTED - PROPRIETARY INFORMATION}

Schedule 3.4(d) – Authorizations, Approvals and Consents

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.4 – Absence of Conflicts

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.6 – Capitalization

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.8 – Absence of Certain Changes or Events

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.9 – Liabilities

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.11(a) – Company Properties

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.11(b)(i) – Company Mineral Rights

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.11(b)(ii) – Company Mineral Rights Compliance

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.11(c) – Other Rights

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.11(e) – Prior Property Interests

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.12 – Moveable Assets

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.13 – Reclamation Bonds

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.15 – Taxes

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.16(a) – Environmental Permits

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.18 – Financial Statements

{REDACTED - PROPRIETARY INFORMATION}

Schedule 4.20 – Material Contracts

{REDACTED - PROPRIETARY INFORMATION}